TORYS LLP

NEW YORK TORONTO

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TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com

August 17, 2004

By Mail

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's:

1. Report of Voting Results from its Annual Meeting of shareholders; and

2. News Release, dated August 17, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of the this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

Dlw 9/2

file 82-34802

GRANDE CACHE COAL CORPORATION

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of common shares of Grande Cache Coal Corporation (the "**Corporation**") held on August 11, 2004 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at five members.	Passed
2.	Ordinary resolution to approve the election of the five nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated June 25, 2004.	Passed
3.	Ordinary resolution to approve the appointment of Collins Barrow Calgary LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION RECEIVES ALBERTA ENVIRONMENT APPROVAL TO COMMENCE SURFACE MINING AND COAL PROCESSING ACTIVITIES

Calgary, Alberta (GCE-TSX), August 17, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that Alberta Environment has issued the Company an approval pursuant to the *Environmental Protection and Enhancement Act* (Alberta), which approval is the final significant regulatory approval required by the Company to commence mining at its No. 12S B2 surface mine and coal processing activities. The Company is mobilizing to proceed with surface mining operations at the No. 12S B2 Mine and coal processing activities at the Company's coal preparation plant. In addition, as previously announced, construction of the access road and portal development at Grande Cache's No. 7-4 underground mine is continuing.

"This is an important step forward for Grande Cache Coal Corporation" said Robert Stan, Grande Cache's President and Chief Executive Officer. "We are making good progress on the construction of the No. 7-4 road and we will immediately begin work that will see coal produced from the No. 12S B2 Mine in September. Receiving the approval from Alberta Environment for the surface mine should allow us to make our first export shipments to our customers in October ".

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains forward-looking statements. The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them. Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond the Company's control. The forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update these statements to reflect subsequent changes in assumptions, the factors underlying them or actual events or experience.